Exhibit 1.01

Leggett & Platt, Incorporated

Conflict Minerals Report

For the Reporting Period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (the “Report”) of Leggett & Platt, Incorporated (the “Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products which contain minerals specified in the Rule that are necessary to the functionality or production of those products. These minerals, which we collectively refer to in this Report as “Conflict Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Company

We are a global manufacturer with facilities located around the world. Our manufacturing facilities are located in Austria, Belgium, Brazil, Canada, China, Croatia, Denmark, France, Germany, Hungary, India, Italy, Mexico, Poland, South Africa, South Korea, Switzerland, the United Kingdom and the United States. Our operations are organized into 17 business units, which are divided into 10 groups under four segments: Residential Products; Industrial Products; Furniture Products; and Specialized Products.

The Company’s Reasonable Country of Origin Inquiry

Internal Survey and Reasonable Country of Origin Inquiry. We conducted an internal survey of parts and raw materials we purchased from suppliers. We assigned authority and responsibility to a person for each business unit, as well as other operations, to (a) compile an internal inventory of the parts and raw materials that we (i) knew or reasonably suspected contained necessary Conflict Minerals and (ii) knew had been included in a product, the manufacture of which was completed in the reporting period, and (b) identify the associated suppliers. Based on our identified “in-scope” suppliers, we conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals came from recycled or scrap sources. We adopted a supplier engagement approach. We sent requests to identified in-scope suppliers for necessary Conflict Minerals and sourcing information; smelter or refiner (the “SOR”) and mine identification; and recycled or scrap source determinations. Requests were sent through the SupplierSoft Conflict Minerals Application, a web-based tool designed to communicate and track Conflict Minerals sourcing information throughout the mineral supply chain by use of the Conflict-Free Sourcing Initiative (the “CFSI”) Conflict Minerals Reporting Template (the “CMRT”). Along with the CMRT request, we distributed correspondence to each in-scope supplier which briefly described the requirements of the Rule and contained an electronic link to our Conflict Minerals Policy (the “Policy”) and our Purchase Order Terms and Conditions (the “Purchase Order Terms”) (each discussed below).

Validation and Analysis of Supplier Responses. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing each CMRT for the existence of “red flags.” Our red flags generally included: (i) an incomplete response; (ii) the lack of listing all SORs for each Conflict Mineral declared; (iii) the inconsistency of the CMRT response with our internal inventory; (iv) the declaration of some Conflict Minerals originating from Covered Countries; (v) the inclusion of Covered Countries on the SOR page of the CMRT and whether named SORs were certified under the CFSI Conflict-Free Smelter Program (the “CFSP”); and (vi) conflicting responses within the same CMRT. CMRT information was recorded in our Conflict Minerals Database (the “CM Database”). We prepared and delivered summary reports of supplier responses to senior management in our Conflict Minerals management structure.

Follow-up Request to Suppliers. We sent follow-up letters requesting a response from those in-scope suppliers who did not respond. Also, we sent communications requesting the identity of the non-responsive supplier’s supplier in an attempt to send the CMRT to such “sub-supplier” and to ascertain the identity of the SOR in our mineral supply chain. In the case of in-scope suppliers who responded on the CMRT with responses considered to contain red flags, as discussed above, we sent follow-up communications requesting an explanation or elimination of any red flag.

Results of Reasonable Country of Origin Inquiry. We identified 285 in-scope suppliers and achieved a 91% response rate with 258 of these suppliers responding. We concluded that the Company has manufactured or contracted to manufacture products which contain Conflict Minerals that are necessary to their functionality or production. Based on the RCOI, we determined that some parts and raw materials purchased contain necessary Conflict Minerals that originated from recycled or scrap sources or from outside the Covered Countries. These Conflict Minerals were outside the scope of our due diligence process described below.

The Company also determined that it knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and may not be solely from recycled or scrap sources. Accordingly, with respect to these Conflict Minerals, we conducted due diligence on the source and chain of custody of such Conflict Minerals. These Conflict Minerals are contained in the “Covered Products” described below.

The Company’s Due Diligence Process

Design of Due Diligence. We designed our due diligence measures to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on tin, tantalum, tungsten and gold (the “OECD Guidance”).

Scope of Due Diligence. Our supply chain regarding the Covered Products is complex, and there are multiple parties in the supply chain between us and the original sources of Conflict Minerals. In this regard, we did not purchase necessary Conflict Minerals directly from SORs or mines. We must rely on our in-scope suppliers to provide information regarding the origin of Conflict Minerals included in the Covered Products. Moreover, we believe that SORs of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and we have taken steps attempting to identify the specific SORs of Conflict Minerals in our supply chain. We conducted due diligence on the source and chain of custody of Conflict Minerals with the objective of determining the origin of the Conflict Minerals contained in the Covered Products, and whether the Conflict Minerals directly or indirectly financed or benefited Armed Groups, as defined in the Rule. We began our due diligence in October 2016 and it was substantially complete by mid-May 2017. We made resources available to support the due diligence process.

Our due diligence process is based on seeking data from our direct suppliers, and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. In addition, where reasonably practicable, we sent correspondence to SORs that were determined to be in the supply chain of any Covered Product containing necessary Conflict Mineral(s) and inquired about the country of origin of such Conflict Mineral(s).

The Company’s Covered Products Subject to Due Diligence. The Company conducted due diligence on Conflict Minerals contained in products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by us; (iii) for which the manufacture was completed during calendar year 2016; and (iv) with respect to Conflict Minerals in such products, for which we were unable to reasonably determine that all of the Conflict Minerals contained therein did not originate in the Covered Countries (or did come from recycled or scrap sources) (the “Covered Products”). The Covered Products include the following:

COVERED PRODUCTS[1]
Adjustable Bed Bases
Adjustable Table Components
Automotive Lumbar Mechanisms & Components
Automotive Seating Side Bolster Mechanism
Aviation, Furniture & Specialty Products Lumbar Mechanisms
Binding Machines (sews together mattress materials)
Blind-Stitch Machines (stitches mattress panels)
Bonded Urethane Carpet Pad & Block
Border Machines (winds up, notches & sews mattress borders)
Cables for Automotive Seating, Hoods, Trunks, Brakes and Doors
Compressed Prime Carpet Pad
Conveyor Machines (used in mattress manufacturing)
Electric Motors for Furniture Recliner & Lift Chair Mechanisms
Electrical Components in Furniture Mechanisms
Electronics in Adjustable Beds
Electronics in Commercial Vehicles
Fastening Tools (used in manufacturing of furniture)
Flange Machines (sews non-woven material to mattress panels)
Foam Encasement Machines (compresses and rotates foam mattresses)
Furniture Recliner Lift Mechanisms & Accessories
Furniture Recliner Mechanisms
Glue Line Machines (glues mattress components)
Gusset Machines (creates gussets on pillow-top mattresses)
Handle Machines (attaches mattress handles)
Label and Repair Machines (attaches labels and/or repairs mattresses)
Machinery for the Oil & Gas Industry
Mattress Encasing Machines (compresses mattresses for fire retardant encasement)
Mattress Handling Machines
Mattress Spring Machines (produces mattress innersprings)
Mattress Testing Machines (tests finished mattresses)
Miter Machines (creates mitered corners of mattresses)
Motors for Adjustable Beds
Motors for Automotive Actuator Mechanisms
Motors for Automotive Lumbar Massage Mechanisms
Motors for Automotive Lumbar Mechanisms
Packaging Machines (packages mattresses)
Panel Cutting Machines (cuts mattress panels to specifications)
Pneumatic Automotive Lumbar Mechanisms
Power Actuators for Automotive Lumbar and Seat Mechanisms
Power Down Kits for Adjustable Beds
Quilting Machines (creates decorative patterns on mattresses)
Remote Controls for Furniture Recliner & Lift Chair Mechanisms
Ruffler Machines (creates ruffled corners of mattresses)
Ski Tuning Machines
Tape Edge Machines (sews mattress panels to borders)
Wireless Cell Phone Charging Mechanisms in Automobiles
Zipper Sewing Machines (creates zippers on mattresses)

[1]	The Covered Products also include certain replacement parts that are not specifically listed above.

Description of Due Diligence Performed.

Below is a description of the measures we performed for the reporting period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals in the Covered Products.

OECD Guidance Step 1: Establish Strong Company Management Systems.

•	Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas. We adopted and publicly communicated our Policy. The Policy extends to our suppliers and generally: (i) prohibits human rights abuses associated with Conflict Minerals, including support to Armed Groups; (ii) prohibits corruption, money-laundering and bribery in our mineral supply chain; (iii) requires suppliers to work with us to achieve responsible sourcing and legal compliance; and (iv) contains a grievance mechanism for our suppliers, employees and other interested parties to notify us of a potential violation of the Policy. If we learn that a supplier is not in compliance with our Policy, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. The Policy is posted to our website at http://www.leggett.com/SupplierDocuments/Corporate and was communicated through electronic distribution and training materials to appropriate business unit personnel and identified in-scope suppliers. The website and information accessible through it are not incorporated into this document.

•	Structure internal management to support supply chain due diligence. We utilized various employees in establishing a cross-functional internal management structure to conduct Conflict Minerals due diligence.

•	Business Unit Personnel. We provided training materials for business unit personnel regarding the responsibilities in conducting an internal inventory and the requirements of the Rule. We also surveyed personnel for each of our business units, as well as other operations, asking them to identify parts and raw materials containing necessary Conflict Minerals and the respective supplier of each such part or raw material. Business unit personnel also linked the parts and raw materials to finished products manufactured, or contracted to be manufactured, by the applicable business unit or operation. Additionally, business unit personnel categorized “non-responsive” in-scope suppliers pursuant to our risk management plan, as discussed below, and provided alternative suppliers, in cases where known to exist. Finally, business unit personnel contacted certain non-responsive suppliers in an attempt to assist the suppliers and obtain a response.

•	L&P Global Services Group. Our Global Services Group engaged with identified in-scope suppliers seeking information on the origin of the Conflict Minerals and the identity of the SORs that processed the Conflict Minerals, and whether the Conflict Minerals were derived from recycled or scrap sources. Finally, our Global Services Group engaged in follow-up due diligence communications with non-responsive suppliers.

•	Legal Personnel. Legal personnel validated and analyzed in-scope supplier responses on the CMRT and prepared internal reports to senior management. They also oversaw compliance with our Policy and with our Purchase Order Terms with suppliers regarding responsible Conflict Minerals sourcing. Legal personnel also engaged in follow-up due diligence communications with those suppliers whose responses were considered to contain red flags.

•	Senior Management. Our CEO, EVP – Residential Products & Industrial Products Segments, EVP – Specialized Products & Furniture Products Segments, and SVP – General Counsel participated in the review of: (i) the design of our Conflict Minerals due diligence process; (ii) our risk management plan; (iii) our Policy; (iv) our Purchase Order Terms; and (v) this Report. Also, our CEO sent communications to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain.

•	Establish a system of controls and transparency over the mineral supply chain. We used the CMRT in an attempt to identify SORs in our supply chain as reported by our suppliers. The request to complete the CMRT included a letter which provided instructions on how to access the CMRT and listed the applicable parts from our CM Database. In addition, the distributions included a link to our Policy and Purchase Order Terms. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing the CMRT for the existence of red flags. We sent follow-up communications to non-responsive suppliers and to those suppliers whose responses were considered to contain red flags. Finally, we established a process to retain all Conflict Minerals information on the CMRT for a five-year period.

•	Strengthen company engagement with suppliers. The CEO sent communication to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain. Also, we have established a process for Conflict Mineral identification in our procurement process. We attempted to create control over our suppliers and accountability and visibility into our mineral supply chain through our Purchase Order Terms which require our suppliers generally to (i) represent that, to the supplier’s knowledge, Conflict Minerals did not originate from the Covered Countries unless processed by a facility listed as compliant pursuant to the CFSP; (ii) abide by the terms of our Policy and commit to responsible sourcing and legal compliance; (iii) agree to retain our Conflict Minerals supply chain documentation for a period of five years, and allow us, at reasonable times, to inspect that documentation; and (iv) agree to work with sub-suppliers in an attempt to trace Conflict Minerals at least to the SOR level. In some cases, we have long-term supply agreements, and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to Conflict Minerals content. As we enter into new supply agreements, we intend, if reasonably practicable, to add such provisions. If a supplier is not in compliance with our Purchase Order Terms, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. Our Purchase Order Terms have been posted to our website at http://www.leggett.com/SupplierDocuments/Corporate. The website and information accessible through it are not incorporated into this document.

•	Establish a company-level grievance mechanism. We have established a means by which employees, suppliers and other parties may contact us with potential violations of our Policy by providing contact information in the Policy itself, and posting the Policy to our website. The grievance mechanism provides for confidential and anonymous submissions; and an anti-retaliation provision for employees.

OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain.

•	Identify, to the best of our efforts, the SORs in our supply chain. We identified suppliers that provide component parts and raw materials to us that may contain Conflict Minerals through internal surveys conducted by each of our business units and other operations. We used the CMRT to identify SORs and country of origin information of our necessary Conflict Minerals if reported in our supply chain by our suppliers. We obtained information regarding CFSP compliant SORs by cross-checking the SORs reported by our suppliers with the CFSP Compliant SOR List as well as data provided through our CFSI membership.

•	Identify the scope of the risk assessment of the mineral supply chain. We assessed the risk of sourcing from conflict-affected and high-risk areas by validating and analyzing, to the extent reasonably practicable, each in-scope supplier response on the CMRT for the existence of red flags including, if reported, the identity and location of non-CFSP compliant SORs and any country of origin information. We also reviewed our suppliers’ responses on the CMRT to determine whether each supplier had adopted a Conflict Minerals policy. If no policy had been adopted, we requested that the supplier adopt a policy and post such policy to its website.

•	Assess whether the SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. As contemplated by the OECD Guidance, our due diligence program leveraged independent SOR audits, which were undertaken in accordance with the CFSP, or one of the other cross-recognized certification programs, such as London Bullion Market Association (“LBMA”) Responsible Gold Certification or Responsible Jewellery Program Chain-of-Custody Certification. As previously indicated, we cross-checked the SORs reported by our suppliers during our RCOI against the SOR data from the CFSP Compliant SOR List. The CFSP Compliant SOR List is a published list of SORs that have undergone assessment through the CFSP or industry equivalent program (such as Responsible Jewellery Council or LBMA) and have been validated as being in compliance with the protocols.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks.

•	Report findings to designated senior management. We prepared and delivered summary reports of supplier responses on the CMRT and our risk management plan activities, including potential higher risk sourcing, to senior management in our Conflict Minerals internal management structure.

•	Devise and adopt a risk management plan. Although we desire to establish and maintain, where appropriate, long-term relationships with our suppliers as opposed to short-term or “one-off” contracts, we adopted a risk management plan to respond to suppliers who were unwilling or unable to engage in the due diligence process, or provided responses that indicated that they may be sourcing from the Covered Countries. Pursuant to this plan, we categorized non-responsive suppliers into three classes: Class 1—continue trade with the supplier with risk mitigation efforts; Class 2—temporarily suspend trade with the supplier with risk mitigation efforts (3-6 month suspension period after notice of potential suspension and affirmative refusal of the supplier to cooperate); or Class 3—terminate the supplier relationship after notice of potential termination, if necessary, and affirmative refusal of the supplier to cooperate. The suppliers were categorized by business unit personnel, and reviewed by our CEO and the applicable segment head. Also, we developed and executed corrective action plans for non-responsive suppliers and suppliers who indicated that Conflict Minerals contained in the parts or raw materials supplied to us may have originated from the Covered Countries. These plans included written communications requesting specific information from suppliers whose responses were considered to contain red flags as well as contacting certain non-responsive suppliers.

•	Implement the risk management plan, monitor and track performance of risk mitigation efforts and report back to designated senior management. As part of our adopted risk management plan, the Company distributed training materials to identified in-scope suppliers to: (i) reinforce the requirements of the Rule; (ii) communicate our Purchase Order Terms and Policy; (iii) request in-scope suppliers to encourage SORs in our supply chain to become compliant under the CFSP; (iv) notify suppliers of our Conflict Minerals grievance process; and (v) encourage suppliers to join industry initiatives to assist in due diligence. If the supplier responded on the CMRT and indicated that it had not adopted a Conflict Minerals policy, we requested, through separate follow-up communication, that the supplier adopt and post such a policy to its website. In addition to monitoring and tracking our suppliers for adoption of a Conflict Minerals policy, we also monitored and tracked SORs and SOR improvements through our membership in the CFSI. We also distributed training materials to Company supply chain employees to reinforce the requirements of the Rule, our due diligence process, and our risk management plan. Also, business unit personnel and other appropriate employees developed a list of alternative suppliers to the identified non-responsive suppliers where they were known to exist. These lists were reported to the CEO and each applicable segment head for review.

•	Undertake additional fact and risk assessments for risks requiring mitigation, or after a change in circumstances. In order to capture changes to the Company’s mineral supply chain that occur from time to time, we have established a process to update our internal inventory and in-scope supplier list through periodic reviews and revisions. We have also established a process to repeat risk identification and assessment steps with respect to suppliers and parts that are added throughout the reporting period in an attempt to prevent or mitigate adverse impacts.

OECD Guidance Step 4: Carry Out Independent Third-Party Audit of SOR Due Diligence Practices.

•	Where verifiable SORs were identified in the supply chain of any Covered Product containing necessary Conflict Minerals, and where reasonably practicable, we contacted such SORs and conducted supply chain due diligence by inquiring about the country of origin of such necessary Conflict Minerals. However, because we do not purchase Conflict Minerals in Covered Products directly from SORs or mines, we have no contractual leverage with these entities.

We therefore primarily relied on the CFSP to coordinate third-party audits of SORs’ due diligence activities. We relied on the publicly available results of the CFSP third party audits to validate the sourcing practices of SORs in our supply chain. However, we did request that our in-scope suppliers encourage SORs in our mineral supply chain to undergo an audit in accordance with the CFSP. In addition, we supported the CFSP through our membership in the CFSI. We also participated in certain Conflict Minerals meetings including with the Automotive Industry Action Group and the Original Equipment Suppliers Association as well as the CFSI’s Due Diligence Practices Team.

OECD Guidance Step 5: Report Annually on Supply Chain Due Diligence.

•	We have adopted a process for the filing of a Form SD and Conflict Minerals Report with the SEC on an annual basis. Our Form SD and Conflict Minerals Report are also available on our website.

Conclusions of Due Diligence

After exercising the due diligence described above, we were unable to reasonably determine that all of the Conflict Minerals contained in the Covered Products did not originate from the Covered Countries (or did come from recycled or scrap sources). We were unable to determine all of the specific SORs that processed the Conflict Minerals in these Covered Products, and were unable to determine all of the countries of origin, and the specific mines or locations of origin, with respect to all of the Conflict Minerals contained in all these products.

Many respondents did not provide verifiable SOR information or responded at a company-wide level which did not allow us to conclude that the Conflict Minerals were processed by any one particular SOR.

Based on the information provided by our suppliers, we believe, to the extent reasonably known, that some of the facilities used to process some of the Conflict Minerals in our Covered Products include the SORs listed below. We do not believe that the below list represents all of the SORs that processed Conflict Minerals in our Covered Products in the reporting period. Rather, it represents only those SORs that we could reasonably verify relate to our specific Covered Products based on our suppliers’ responses. All SORs on this list are designated as compliant or are undergoing an audit under the CFSP.

Conflict Mineral	SOR Facility Name[1]	Country Location of SOR	Country Location of Mine[2]
Tin	Alpha	United States
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Tin	China Tin Group Co., Ltd.	China	China
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Minsur	Peru
Tin	Nankang Nanshan Tin Manufactory Co., Ltd.	China
Tin	PT Timah (Persero) Tbk Mentok	Indonesia
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Company Limited	China
Gold	Metalor USA Refining Corporation	United States
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China
Tungsten	Kennametal Huntsville	United States

[1]	SOR facility names as reported on the CFSI SOR list.
[2]	Based on suppliers’ responses on the CMRT and supplemental information, the countries of origin of the Conflict Minerals processed by the named SORs contained in some of the component parts in some of our specific Covered Products.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report. The Covered Products are often composed of multiple component parts containing one or more Conflict Minerals. We do not have sufficient information to determine the country of origin of all of the Conflict Minerals in all of the component parts in any Covered Product. As a result, we cannot conclusively determine the country of origin of all of the Conflict Minerals in any individual Covered Product or whether the manufacture of such Covered Product directly or indirectly financed or benefited Armed Groups in the Covered Countries. Accordingly, we have reasonably determined that the Covered Products are “DRC conflict undeterminable,” as defined in the Rule.

Improvements to Due Diligence

In an attempt to improve our due diligence measures and to further mitigate the risk that necessary Conflict Minerals contained in the Covered Products financed or benefited Armed Groups in the Covered Countries, where reasonably practicable, we contacted verifiable SORs listed in the above table in the supply chain of any Covered Product containing necessary Conflict Minerals to provide country of origin data.

In addition, we expect to take the following steps to improve our due diligence measures: (i) continue to engage with in-scope suppliers to obtain current, accurate and complete information about our mineral supply chain; (ii) continue to engage with in-scope suppliers to implement responsible sourcing and to have them encourage their SORs in our supply chain to become compliant under the CFSP; (iii) continue to engage with verifiable SORs in our supply chain to provide country of origin data with respect to necessary Conflict Minerals; and (iv) continue to support the CFSI through our membership.

Caution Concerning Forward-Looking Statements. Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.